UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective as of October 9, 2017, Liu Jianwei, an independent member of the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company”), tendered his resignation from the Board and all of its standing committees, including his position as a Chairman of the Board’s Audit Committee. His resignation was for personal reasons and was not for any disagreements with the Company’s management or the Board. The Board accepted Mr. Liu’s resignation and thanked him for his years of service on the Company’s behalf. Following Liu Jianwei’s resignation, the Board appointed Roy Tan to chair the Audit Committee of the Board, effective as of October 9, 2017. The Board also determined that Mr. Roy meets the requirements to hold the title and discharge the duties of the Audit Committee financial expert.

As a result of the foregoing changes, the Board’s and the Audit Committee’s respective memberships are as follows:

Audit Committee:	Roy Tan (Chair and the Audit Committee financial expert), Chengliang Shen, Liu Jun and a vacancy;

Board of Directors:	Huang Jia Dong (Chair), Su Weifeng, Roy Tan, Shen Chiang Liang, Liu Jun and a vacancy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: October 10, 2017